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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K       Form 11-K       Form 20-F      Form 10-Q       Form N-SAR

                        For Period Ended:         March 31, 1998

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:
                                                          ------------------

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         Search Financial Services Inc.
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Full Name of Registrant

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Former Name if Applicable

         600 N. Pearl Street, Suite 2500, L.B. 123
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Address of Principal Executive Office (Street and Number)

         Dallas, TX  75201-2899
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City, State and Zip Code

PART II -RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check box if appropriate):

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -NARRATIVE

         On March 6, 1998, the Company and three of its non-prime automobile finance subsidiaries filed petitions seeking protection from their creditors under Chapter 11 of the United States Bankruptcy Court (the "Chapter 11 Proceedings"). The Chapter 11 Proceedings are pending in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division, and are being jointly administered under Case No. 398-32129-RCM-11. Since commencement of the Chapter 11 Proceedings, the Company and its subsidiaries have severally curtailed operations, including completing their exit from the non-prime automobile business which represented approximately 90% of the assets of the Company and its subsidiaries. The Company and its subsidiaries have also reduced their number of employees by over 50% during the last eight months.

         The Company's Chief Executive Officer, Chief Financial Officer and other executive officers have devoted substantially all their time to management of the Chapter 11 Proceedings, including completing the sale of substantially all of the non-prime automobile receivables owned by the Company's subsidiaries and the structuring and negotiation of a sale of, or investment in, the Company's remaining business, its consumer finance operations. It is currently contemplated that a sale of the consumer finance operations will form the core element of the Company's plan of reorganization.

         The Company has not employed a firm of independent certified public accountants to perform an audit of its financial statements at, and for the fiscal year ended, March 31, 1998 and has not determined whether or when such a firm will be engaged for that purpose.

         The Company's 9%/7% Convertible Preferred Stock and Common Stock were delisted from The Nasdaq National Market effective with the close of business June 1, 1998. The last reported sales prices per share for the Company's 9%/7% Convertible Preferred Stock and Common Stock were $0.03 and $0.01, respectively.

PART IV -OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Robert D. Idzi        214               965-6000
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                       (Name)        (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                   [X] Yes        [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                   [X] Yes        [ ] No
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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company's anticipated net loss for the fiscal year ended March 31, 1998 of approximately $30 million represents an increase of approximately $25 million over its net loss of approximately $5 million for the fiscal year ended March 31, 1997. The increase in net loss was primarily attributable to (1) a loss of $9.1 million related to discontinued automobile finance operations, (2) a $2.5 million loss on sale of assets, (3) an increase of $11.4 million in provision for loan losses and (4) expenses of $1.2 million for the settlement of a potential class action lawsuit. The anticipated net loss of approximately $30 million does not reflect any gain or loss from the sale of the assets of MS Financial, Inc. ("MS") as part of the



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         Chapter 11 Proceedings. As previously reported, under the terms of the sale of MS' assets, MS is entitled to receive a portion of the proceeds from the liquidation of the assets sold if those proceeds exceed a threshold amount. The Company has not determined the amount of proceeds it expects to receive, nor, therefore, whether and in what amount the sale will result in a gain or loss. That gain or loss must be determined before the final net loss for the fiscal year can be calculated.

                         SEARCH FINANCIAL SERVICES INC.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    June 30, 1998                By:         /s/ Robert D. Idzi
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                                            Robert D. Idzi
                                            Senior Executive Vice President and
                                            Chief Financial Officer